Exhibit 99(k)(3)

Ramius Advisors, LLC

599 Lexington Avenue, 19th Floor

New York, NY 10022

Archview Investment Group LP

750 Washington Blvd., 10th Floor

Stamford, CT 06901

October 7, 2015

Ramius Archview Credit and Distressed Feeder Fund

599 Lexington Avenue, 19th Floor

New York, NY 10022

Re:     Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

Ramius Advisors, LLC (the “Adviser”) and Archview Investment Group LP (the “Sub-Adviser”) each hereby confirms its agreement as follows in respect of Ramius Archview Credit and Distressed Feeder Fund (the “Fund”).

1.     Expense Limitation. For a two-year term beginning with the Fund’s commencement of operations and ending on the second anniversary of the first date on which subscriptions for Shares are accepted by the Fund (the “Limitation Period”), subject to the terms hereof, the Adviser and the Sub-Adviser agree that they will pay, absorb or reimburse “Specified Expenses” (as defined below) of the Fund, to the extent necessary so that the Fund’s Specified Expenses do not exceed 0.75% per annum of the Fund’s net assets (the “Expense Cap”).  For each calendar month during the Limitation Period, the Adviser and the Sub-Adviser shall directly reimburse the Fund for any Specified Expenses over the Expense Cap (the “Excess Expenses”).  Any such reimbursement shall be made 50/50 by the Adviser and the Sub-Adviser. For purposes of this letter agreement, the month-end value of the Fund’s net assets will be determined in a manner consistent with the Fund’s Prospectus.

2.     Specified Expenses. The Expense Cap applies only to the Fund’s Specified Expenses, which include the Fund’s Organizational Expenses (as defined below) and all direct expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses (in each case, as determined in the Adviser’s and Sub-Adviser’s discretion): (i) any distribution and shareholder servicing fees and (ii) taxes and Extraordinary Expenses (as defined below).

“Organizational Expenses” are direct expenses incurred in connection with the organization of the Fund and the initial offering of Shares.

“Extraordinary Expenses” are direct expenses outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

3.     Term. This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser. This Agreement may be renewed by the mutual agreement of the Adviser, the Sub-Adviser and the Fund for successive one-year terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Advisory Agreement or the Sub-Advisory Agreement.

4.     Excess Expenses.  In consideration of the Adviser’s and Sub-Adviser’s agreement as provided herein, the Fund agrees to reimburse the Adviser and the Sub-Adviser for expenses borne under this Expense Limitation and Reimbursement Agreement during any of the previous thirty-six months as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap.  The benefit of any reimbursement of Specified Expenses paid by the Fund shall be allocated between the Adviser and Sub-Adviser in proportion to the percentage of Excess Expenses borne by them. For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser and the Sub-Adviser for any Excess Expenses, the Fund’s Specified Expenses for such fiscal year exceed the Expense Cap, the Adviser and the Sub-Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Specified Expenses for such fiscal year exceed the Expense Cap; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Adviser and the Sub-Adviser in such fiscal year. Any payment by the Adviser and the Sub-Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4.  The Adviser’s and the Sub-Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5.     Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.     Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

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7.     Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.     Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

RAMIUS ADVISORS, LLC

By:
Name:
Title:

ARCHVIEW INVESTMENT GROUP LP

By:
Name:
Title:

Accepted and Agreed:

RAMIUS ARCHVIEW CREDIT AND DISTRESSED FEEDER FUND

By:
Name:
Title:
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